

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Anna Jones
General Counsel
Intuitive Machines, Inc.
3700 Bay Area Blvd
Houston, TX 77058

> **Re: Intuitive Machines, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2023**
> **File No. 333-274621**

Dear Anna Jones:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing